Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Dealings in Securities by Directors of the Company

The following information is disclosed in compliance with the JSE Limited Listings Requirements:

Name	: Martyn Richard Wade
Designation	: Director and Chief Executive Officer of the Company
Transaction Date No. 1	: 18 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 60,000
Highest Price per share traded on Nasdaq	: US$24.20
Lowest Price per share traded on Nasdaq	: US$22.10
Average Price of shares sold	: US$23.23
Total value of transaction	: US$1,393,800
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

Transaction Date No. 2	: 22 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 15,000
Highest Price per share traded on Nasdaq	: US$22.96
Lowest Price per share traded on Nasdaq	: US$20.65
Average Price of shares sold	: US$22.04
Total value of transaction	: US$330,600
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

Name	: Stephen William Griffiths
Designation	: Director and Chief Financial Officer of the Company
Transaction Date	: 18 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 50,000
Highest Price per share traded on Nasdaq	: US$24.20
Lowest Price per share traded on Nasdaq	: US$22.10
Average Price of shares sold	: US$22.53
Total value of transaction	: US$1,126,500
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

By order of the Board

25 February 2022

Sponsor: Grindrod Bank Limited